SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from   to

Commission file number: 000-22433

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

BRIGHAM, INC. 401(k) PLAN

B:           Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BRIGHAM EXPLORATION COMPANY
6300 Bridgepoint Parkway
Building Two, Suite 500
Austin, Texas 78730

BRIGHAM, INC. 401(k) PLAN

2007 FORM 11-K

		Page

REQUIRED INFORMATION

ITEM 4.	Unaudited Financial Statements And Schedule Prepared in Accordance With ERISA

	Statements of Net Assets Available for Plan Benefits as of December 31, 2007 and 2006	1

	Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2007	2

	Notes to the Financial Statements	3

	Supplemental schedule:
	Schedule H, Line 4(i) - Assets Held for Investment Purposes At December 31, 2007	6

SIGNATURE		7

BRIGHAM, INC. 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE
FOR PLAN BENEFITS
(Unaudited)

	December 31,
	2007	2006
Assets
Cash and equivalents
Schwab Institutional Money Market*	$272,571	$297,645
Stock Liquidity Fund	3	1
	272,574	297,646

Investments at fair value:
Janus Worldwide Fund	224,184	170,557
Janus Twenty Fund*	783,712	482,945
Dreyfus Appreciation*	460,539	396,229
Dreyfus S&P 500 Index Fund*	300,433	263,016
Pimco Total Return*	971,992	769,153
First Eagle SOGEN Overseas*	679,674	535,058
Hennessy Cornerstone Growth*	532,792	450,357
Jensen Portfolio	147,573	128,207
Old Mutual Brown Hanley Value	173,385	140,521
Royce Special Equity	177,231	148,448
Calamos Growth Fund Class A	300,401	189,894
Oakmark Select	159,673	149,587
Loans to participants	28,408	58,356
Common stock of Brigham Exploration Company*	463,826	373,192
	5,403,823	4,255,520

Receivables:
Participant contributions	18,411	15,620
Employer matching	624,431	230,156
Total Receivables	642,842	245,776

Total Assets	6,319,239	4,798,942

Liabilities
Fees payable	-	-
Total liabilities	-	-

Net assets available for plan benefits	$6,319,239	$4,798,942

*  Investments greater than 5% of net assets available for plan benefits.

See accompanying notes to the financial statements

BRIGHAM, INC. 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR PLAN BENEFITS
(Unaudited)

Year Ended
December 31, 2007

Additions to net assets attributed to:
Net appreciation (depreciation) in fair value	$458,340
Interest	5,010
Total investment income	463,350

Contributions:
Participants	662,501
Employer Matching	774,712
Total contributions	1,437,213

Total additions	1,900,563

Deductions from net assets attributed to:
Benefits distributed to participants	371,964
Administrative and trustee fees	8,302
Other	-
Total deductions	380,266

Increase/(decrease) in net assets available for plan benefits	1,520,297

Net assets available for plan benefits at beginning of year	4,798,942

Net assets available for plan benefits at end of year	$6,319,239

See accompanying notes to the financial statements.

BRIGHAM, INC. 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

1.	Description of the Plan

The following description of the Brigham, Inc. 401(k) Plan (the "Plan") provides only general information.  Participants should refer to the Plan documents for a more complete description of the Plan provisions, a copy of which is available from Brigham, Inc. (the "Company").

General

The Plan is a defined contribution plan created for the benefit of the employees of the Company. Effective August 1, 2001 the Plan covers all employees except leased employees, employees of a unit covered by a collective bargaining agreement, non-resident aliens, independent contractors, and employees of affiliated employers. Eligible employees may join the Plan on their date of hire. Prior to August 1, 2001 the Plan covered all employees who were 21 years of age and had completed six months of service.

The Company administers the Plan. The Company has appointed Invesmart, Inc. (formerly Plan Data, Inc.) as a third party administrator.  The Plan's assets are held by a trust fund administered by The Charles Schwab Trust Company.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Contributions

A participant may contribute a portion of his/her pre-tax compensation in amounts up to the maximum deferral permitted under the Internal Revenue Code.  For 2007, this limit was $15,500.  At its discretion, and to be determined annually, the Company may make matching contributions to the Plan. The Company may also make an additional annual, discretionary profit sharing contribution.  For 2007, the Company made matching and additional annual discretionary contributions of $774,712.

Interfund Transfers

Participants may change their percentage contributions once per calendar quarter on Plan enrollment dates.  Participants may change fund allocations as frequently as desired and at any time.

Vesting

Plan participants are fully vested at all times in their participant contributed assets.  The Plan provides for vesting of assets contributed by the Company of 20% after two years of service and 20% additional vesting for each additional year of service thereafter until the sixth year, at which time the employer contributed assets are fully vested.  Participants are automatically fully vested in their accounts upon retirement, disability or death, as defined in the Plan.

BRIGHAM, INC. 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

Benefit Payments

Plan participants may receive a lump sum payment of all vested benefits upon retirement, disability, death or termination of employment.  A participant may also make hardship withdrawals, subject to certain rules and restrictions, from the vested portion of his or her account.

Participant Loans

The Plan includes a provision that permits participants to borrow a minimum of $1,000 and up to the lesser of 50% of the value of the vested portion of their Plan assets or $50,000.  The loans are payable through payroll deductions in principal installments plus interest at prime plus 2% through payroll deductions.  General purpose loans are due over terms up to 5 years.  Primary residence loans are due over terms up to 30 years.

Administrative Expenses

The Company pays costs and expenses incurred in administering the Plan, excluding certain fees and expenses of the trustee and investment manager.

2.	Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting, in accordance with generally accepted accounting principles (“GAAP”).  The trustee holds and manages the funds and distributes cash to Plan participants.

The assets of the Plan are invested in separate funds managed by independent registered investment advisors and/or in Brigham Exploration Company stock.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments with an original maturity of three months or less to be cash equivalents.

Valuation of Investments

Short-term investments and loans to participants are stated at cost, which approximates fair value.  Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.  The net appreciation or depreciation in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments, is presented in the Plan’s “Statement of Changes in Net Assets Available for Benefits”.

BRIGHAM, INC. 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

The Use of Estimates in Preparing Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the reported amounts in the financial statements and accompanying notes and schedules.  Actual results may differ from those estimates. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Plan Benefits.

3.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested in their accounts.

4.	ERISA

Management is unaware of any variations in the operation of the Plan from the terms of the Plan documents.  The Plan has complied with the fidelity bonding requirement of ERISA.

BRIGHAM, INC. 401(k) PLAN
SCHEDULE H, LINE 4(i) - ASSETS HELD
FOR INVESTMENT PURPOSES AT END OF YEAR
(Unaudited)

	Investments at December 31, 2007

	Identity of Issue, Borrower,	Description of
	Lessor or Similar Party	Investment	Value

*	Brigham Exploration Company	Common stock	$463,826

	Stock Liquidity Fund	Cash	3

	Calamos Growth Fund Calss A	Stock mutual fund	300,401

	Dreyfus Appreciation	Stock mutual fund	460,539

	Dreyfus S&P 500 Index Fund	Stock mutual fund	300,433

	First Eagle SOGEN Overseas	Stock mutual fund	679,674

	Hennessy Cornerstone Growth	Stock mutual fund	532,792

	Janus Worldwide Fund	Stock mutual fund	224,184

	Janus Twenty Fund	Stock mutual fund	783,712

	Jensen Portfolio	Stock mutual fund	147,573

	Oakmark Select	Stock mutual fund	159,673

	Old Mutual Brown Hanley Value	Stock mutual fund	173,385

	Royce Special Equity	Stock mutual fund	177,231

	Pimco Total Return	Bond/fixed income mutual fund	971,992

*	Schwab Institutional Money Market	Money market mutual fund	272,571

	Participant Loans	Due February 15 2008 through December 20, 2011 at 9% to 10.25%	28,408

*	Indicates party in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

BRIGHAM, INC. 401(k) PLAN

Date: June 26, 2008	By:	/s/ Malcom O. Brown
Malcom O. Brown
Vice President & Controller